Neon Therapeutics, Inc.
40 Erie Street, Suite 110
Cambridge, Massachusetts 02139

July 3, 2019
Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neon Therapeutics, Inc.: Registration Statement on Form S-3 filed July 1, 2019 (File No. 333-232487)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Neon Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 8, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If you have any questions regarding this request, please contact Jolie M. Siegel at (857) 228-6145.

Sincerely,
Neon Therapeutics, Inc.

/s/ Hugh O’Dowd
Hugh O’Dowd
President and Chief Executive Officer

cc:	Jolie M. Siegel, Vice President, General Counsel and Secretary, Neon Therapeutics, Inc.
Yasir B. Al-Wakeel, B.M.B.Ch., Chief Financial Officer, Neon Therapeutics, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Arthur R. McGivern, Esq., Goodwin Procter LLP